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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13e-4)

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            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              BROADCOM CORPORATION
                       (Name of Subject Company (Issuer))

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                              BROADCOM CORPORATION
                        (Name of Filing Person (Offeror))

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              Certain Options to Purchase Class A or Class B Common
                       Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

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                                  111320 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                               David A. Dull, Esq.
                       Vice President of Business Affairs,
                          General Counsel and Secretary
                              Broadcom Corporation
                               16215 Alton Parkway
                          Irvine, California 92618-3616
                                 (949) 450-8700
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                               Rod J. Howard, Esq.
                            S. James DiBernardo, Esq.
                             Stephen B. Sonne, Esq.
                         Brobeck, Phleger & Harrison LLP
                              Two Embarcadero Place
                                 2200 Geng Road
                           Palo Alto, California 94303
                                 (650) 424-0160

                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
    Not applicable                                             Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:   Not applicable.
                                      ------------------------------------
           Form or Registration No.:  Not applicable.
                                      ------------------------------------
           Filing party: Not applicable.
                         -------------------------------------------------
           Date filed:  Not applicable.
                        --------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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BROADCOM CORPORATION HAS NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO
IN THIS COMMUNICATION. UPON COMMENCEMENT OF SUCH OFFER, BROADCOM WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A COMPLETED SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS. EMPLOYEES OF BROADCOM WHO ARE OPTION HOLDERS ARE STRONGLY ENCOURAGED TO READ THE SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS, WHEN THESE BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE SCHEDULE TO AND RELATED EXHIBITS WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV AND WILL BE AVAILABLE WITHOUT CHARGE FROM BROADCOM TO ALL EMPLOYEES OF BROADCOM WHO ARE OPTION
HOLDERS. THE FILING OF THIS PRE-COMMENCEMENT COMMUNICATION ON SCHEDULE TO BY BROADCOM SHALL NOT BE CONSTRUED AS AN ADMISSION BY BROADCOM CORPORATION THAT THE OFFER WILL CONSTITUTE AN ISSUER TENDER OFFER FOR PURPOSES OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES PROMULGATED THEREUNDER.

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On April 26, 2001 Broadcom Corporation issued the following press release:

(BW)(BROADCOM-CORP)(BRCM) Broadcom Announces Employee Program for Stock Option Exchange or Supplemental Grants

     IRVINE, Calif.--(BUSINESS WIRE)--April 26, 2001--Broadcom Corporation (Nasdaq: BRCM), the leading provider of integrated circuits enabling broadband communications, today announced a program offering voluntary stock option exchange or supplemental option grants for its employees.

     "This is a significant initiative by the company intended to address the recent decline in price of Broadcom's stock and the financial impact of that decline on our employees," said Dr. Henry T. Nicholas III, Broadcom's President and CEO.

     Under the program, employees holding options to purchase Broadcom common stock will be given the opportunity to exchange certain of their existing options, with exercise prices above a designated price per share, for new options to purchase an equal number of shares of Broadcom Class A common stock. The new options will not be granted until at least six months and one day after acceptance of the old options for exchange and cancellation. The exercise price of the new options will be the last reported trading price of Broadcom common stock on their grant date. Options for approximately 45 million shares of Broadcom common stock are expected to be eligible for participation in the program.

     As an alternative, Broadcom employees will be given the opportunity to retain their existing options and receive a supplemental grant of options to acquire Broadcom Class A common stock. For those choosing this alternative, the amount of the supplemental option grant will depend on the exercise price of the holder's existing out-of-the-money options, with larger grants going to those holding higher-priced options. The exercise price of the supplemental options will be the last reported trading price of Broadcom common stock on the grant date.

     "Broadcom has long been a leader in the amount of equity participation that it accords its employees," Nicholas said. "We believe this has had a very positive effect on our business and financial success in the past and that it will have the same effect in the future. Broadcom's employees are true owners in Broadcom, and they understand clearly that their work and their work ethic are directly tied to the success of the company and its shareholders. With the current economic slowdown and the recent drop in the market price of many technology stocks, including Broadcom's, we believe that this is the best way to continue to retain and motivate our most important asset, our employees."

     Broadcom will be filing a tender offer document with the Securities and Exchange Commission (SEC) that provides additional information concerning the stock option exchange and supplemental option grant program. The terms and conditions of the program are subject to change prior to or during the offering period.

     About Broadcom

     Broadcom Corporation is the leading provider of highly integrated silicon solutions that enable broadband communications and networking of voice, video and data services. Using proprietary technologies and advanced design methodologies, Broadcom designs, develops and supplies complete system-on-a-chip solutions and related applications for digital cable set-top boxes and cable modems, high-speed local, metropolitan and wide area and optical networks, home networking, Voice over Internet Protocol (VoIP), carrier access, residential broadband gateways, direct broadcast satellite and terrestrial digital broadcast, digital subscriber lines (xDSL), wireless communications, SystemI/O server solutions and network processing. Broadcom is headquartered in Irvine, Calif., and may be contacted at 949-450-8700 or at www.broadcom.com.

     Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

     This release may contain forward-looking statements that are based on our current expectations, estimates and projections about our industry, and reflect management's beliefs and certain assumptions made by us based upon information available to us at this time. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

     Important factors that may cause such a difference for Broadcom in connection with the stock option exchange and supplemental option grant program include, but are not limited to, the accounting treatment of the program; changes in the trading price of Broadcom common stock during the program and in the period between the cancellation of old options and the issuance of new options under the program; corporate developments affecting Broadcom between the cancellation of old options and the issuance of new options under the program; other factors affecting our ability to retain and hire key executives, technical personnel and other employees in the numbers, with the capabilities, and at the compensation levels needed to implement our business and product plans; general economic conditions and specific conditions in the markets we address, including the recent significant economic slowdown in the technology sector and semiconductor industry; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the volume of our product sales and pricing concessions on volume sales; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; the effectiveness of our expense and product cost control and reduction efforts; intellectual property disputes and customer indemnification claims and other types of litigation risk; the availability and pricing of foundry and assembly capacity and raw materials; our ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a timely manner; the timing of customer-industry qualification and certification of our products and the risks of non-qualification or non-certification; the rate at which our present and future customers and end-users adopt Broadcom's technologies and products in our target markets; delays in the adoption and acceptance of industry standards in those markets; the risks inherent in our acquisitions of technologies and businesses, including the successful completion of technology and product development through volume production, integration issues and costs, and contractual, intellectual property and other issues; fluctuations in the manufacturing yields of our third party semiconductor foundries and other problems or delays in the fabrication, assembly, testing or delivery of our products; the risks of producing products with new suppliers and at new fabrication and assembly facilities; problems or delays that we may face in shifting our products to smaller geometry process technologies and in achieving higher levels of design integration; the effects of new and emerging technologies; the risks and uncertainties associated with our international operations; changes in our product or customer mix; the quality of our products and any remediation costs; the effects of natural disasters and other events beyond our control; the level of orders received that can be shipped in a fiscal quarter; and other factors.

     Our Annual Report on Form 10-K, forthcoming Quarterly Report on Form 10-Q, recent Current Reports on Forms 8-K and 8-K/A, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

     Additional Information and Where to Find It

     Broadcom expects to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and, when the offer commences, to provide Broadcom option holders with an Offer to Exchange, Summary Term Sheet and Letter of Transmittal containing information about the stock option exchange and supplemental option grant program. Investors and option holders are urged to read the Schedule TO, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal carefully when they become available. The Schedule TO, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal will contain important information about Broadcom, the stock option exchange and supplemental option grant program, and related matters. After the Schedule TO and exhibits are filed, investors and option holders will be able to obtain free copies of these documents on the Internet through the Website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from Broadcom by request through the Investor Information section of Broadcom's Website at www.broadcom.com/investor or by mail to Broadcom Corporation, P.O. Box 57013, Irvine, California 92619-7013, attention: Investor Relations, telephone: (949) 585-5663.

     In addition to the Schedule TO, Offer to Exchange, Summary Term Sheet and Letter of Transmittal, Broadcom files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Broadcom at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Broadcom's filings with the SEC are also available to the public from commercial document-retrieval services and at the Website maintained by the SEC at www.sec.gov.

     Broadcom(R), SystemI/O and the pulse logo are trademarks of Broadcom Corporation and/or its affiliates in the United States and certain other countries. All other trademarks mentioned are the property of their respective owners.

CONTACT: Broadcom Corporation, Irvine
         Bill Blanning or Eileen Algaze (business press)
         949/585-5555 or 949/585-5971
         Corporate Communications Department
         blanning@broadcom.com
         ealgaze@broadcom.com
               or
         Nick Kormeluk, 949/585-6932 (investor relations)
         Director, Investor Relations
         nickk@broadcom.com